Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	June 30, 2023	December 31, 2022
ASSETS
Current assets:
Cash	$22,919	$21,587
Accounts receivable	353,505	413,925
Inventory	36,667	35,158
Total current assets	413,091	470,670
Non-current assets:
Income tax recoverable	682	1,602
Deferred tax assets	454	455
Property, plant and equipment	2,224,106	2,303,338
Intangibles	18,231	19,575
Right-of-use assets	60,496	60,032
Investments and other assets (Note 11)	15,634	20,451
Total non-current assets	2,319,603	2,405,453
Total assets	$2,732,694	$2,876,123

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$261,504	$392,053
Income taxes payable	1,623	2,991
Current portion of lease obligations	12,859	12,698
Current portion of long-term debt (Note 5)	2,266	2,287
Total current liabilities	278,252	410,029

Non-current liabilities:
Share-based compensation (Note 7)	17,483	60,133
Provisions and other	7,149	7,538
Lease obligations	53,453	52,978
Long-term debt (Note 5)	964,103	1,085,970
Deferred tax liabilities	63,576	28,946
Total non-current liabilities	1,105,764	1,235,565
Shareholders’ equity:
Shareholders’ capital (Note 8)	2,306,545	2,299,533
Contributed surplus	73,688	72,555
Deficit	(1,178,543)	(1,301,273)
Accumulated other comprehensive income	146,988	159,714
Total shareholders’ equity	1,348,678	1,230,529
Total liabilities and shareholders’ equity	$2,732,694	$2,876,123

See accompanying notes to condensed interim consolidated financial statements.

1

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS) (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2023	2022	2023	2022

Revenue (Note 3)	$425,622	$326,016	$984,229	$677,355
Expenses:
Operating	260,170	240,552	600,037	499,526
General and administrative	23,359	21,365	38,880	76,875
Earnings before income taxes, loss (gain) on investments and other assets, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	142,093	64,099	345,312	100,954
Depreciation and amortization	74,088	69,757	145,631	138,214
Gain on asset disposals	(3,872)	(10,800)	(13,148)	(13,914)
Foreign exchange	(774)	536	(1,257)	18
Finance charges (Note 6)	21,408	21,043	44,328	41,773
Gain on repurchase of unsecured senior notes	(100)	—	(100)	—
Loss (gain) on investments and other assets	5,658	4,346	9,888	(1,223)
Earnings (loss) before income taxes	45,685	(20,783)	159,970	(63,914)
Income taxes:
Current	1,120	635	1,961	1,605
Deferred	17,665	3,193	35,279	2,936
	18,785	3,828	37,240	4,541
Net earnings (loss)	$26,900	$(24,611)	$122,730	$(68,455)
Net earnings (loss) per share: (Note 9)
Basic	$1.97	$(1.81)	$8.98	$(5.06)
Diluted	$1.63	$(1.81)	$7.22	$(5.06)

See accompanying notes to condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands of Canadian dollars)	2023	2022	2023	2022
Net earnings (loss)	$26,900	$(24,611)	$122,730	$(68,455)
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	(31,718)	44,638	(35,858)	27,667
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt	20,459	(33,831)	23,132	(21,063)
Comprehensive income (loss)	$15,641	$(13,804)	$110,004	$(61,851)

See accompanying notes to condensed interim consolidated financial statements.

2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands of Canadian dollars)	2023	2022	2023	2022
Cash provided by (used in):
Operations:
Net earnings (loss)	$26,900	$(24,611)	$122,730	$(68,455)
Adjustments for:
Long-term compensation plans	1,740	3,224	(2,377)	34,436
Depreciation and amortization	74,088	69,757	145,631	138,214
Gain on asset disposals	(3,872)	(10,800)	(13,148)	(13,914)
Foreign exchange	(786)	422	(1,288)	151
Finance charges	21,408	21,043	44,328	41,773
Income taxes	18,785	3,828	37,240	4,541
Other	(220)	275	(220)	275
Loss (gain) on investments and other assets	5,658	4,346	9,888	(1,223)
Gain on repurchase of unsecured senior notes	(100)	—	(100)	—
Income taxes paid	(2,037)	(2,576)	(2,208)	(2,803)
Income taxes recovered	3	—	3	—
Interest paid	(4,827)	(4,540)	(44,202)	(42,701)
Interest received	219	5	335	34
Funds provided by operations	136,959	60,373	296,612	90,328
Changes in non-cash working capital balances	76,501	74,801	(54,796)	(20,448)
	213,460	135,174	241,816	69,880
Investments:
Purchase of property, plant and equipment	(44,037)	(39,436)	(94,832)	(75,838)
Purchase of intangibles	(677)	—	(677)	—
Proceeds on sale of property, plant and equipment	6,261	6,849	14,026	9,696
Business acquisitions	—	—	(28,000)	—
Purchase of investments and other assets	(2,016)	(536)	(2,071)	(536)
Changes in non-cash working capital balances	(3,593)	(3,659)	(11,325)	(447)
	(44,062)	(36,782)	(122,879)	(67,125)
Financing:
Issuance of long-term debt	—	6,405	139,049	94,529
Repayments of long-term debt	(177,677)	(75,921)	(239,021)	(84,111)
Repurchase of share capital	(7,958)	(5,000)	(12,951)	(5,000)
Issuance of common shares on the exercise of options	—	4,766	—	6,162
Lease payments	(2,042)	(1,842)	(4,003)	(3,409)
	(187,677)	(71,592)	(116,926)	8,171
Effect of exchange rate changes on cash	(421)	739	(679)	127
Increase (decrease) in cash	(18,700)	27,539	1,332	11,053
Cash, beginning of period	41,619	24,102	21,587	40,588
Cash, end of period	$22,919	$51,641	$22,919	$51,641

See accompanying notes to condensed interim consolidated financial statements.

3

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2023	$2,299,533	$72,555	$159,714	$(1,301,273)	$1,230,529
Net earnings for the period	—	—	—	122,730	122,730
Other comprehensive loss for the period	—	—	(12,726)	—	(12,726)
Settlement of Executive Performance and Restricted Share Units	19,206	—	—	—	19,206
Share repurchases	(12,951)	—	—	—	(12,951)
Redemption of non-management directors share units	757	—	—	—	757
Share-based compensation expense	—	1,133	—	—	1,133
Balance at June 30, 2023	$2,306,545	$73,688	$146,988	$(1,178,543)	$1,348,678

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2022	$2,281,444	$76,311	$134,780	$(1,266,980)	$1,225,555
Net loss for the period	—	—	—	(68,455)	(68,455)
Other comprehensive income for the period	—	—	6,604	—	6,604
Share options exercised	8,843	(2,681)	—	—	6,162
Share repurchases	(5,000)	—	—	—	(5,000)
Share-based compensation reclassification	14,083	(219)	—	—	13,864
Share-based compensation expense	—	646	—	—	646
Balance at June 30, 2022	$2,299,370	$74,057	$141,384	$(1,335,435)	$1,179,376

See accompanying notes to condensed interim consolidated financial statements.

4

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation (Precision or the Corporation) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas and geothermal exploration and production companies in Canada, the United States and certain international locations.

NOTE 2. BASIS OF PRESENTATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee.

The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Corporation as at and for the year ended December 31, 2022.

These condensed interim consolidated financial statements were prepared using accounting policies and methods of their application are consistent with those used in the preparation of the Corporation’s consolidated annual financial statements for the year ended December 31, 2022, except as noted in Note 2 (c).

These condensed interim consolidated financial statements were approved by the Board of Directors on July 26, 2023.

(b) Use of Estimates and Judgements

The preparation of the condensed interim consolidated financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingencies. These estimates and judgements are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The estimation of anticipated future events involves uncertainty and, consequently, the estimates used in preparation of the condensed interim consolidated financial statements may change as future events unfold, more experience is acquired, or the Corporation’s operating environment changes.

Significant estimates and judgements used in the preparation of these condensed interim consolidated financial statements remained unchanged from those disclosed in the Corporation’s consolidated annual financial statements for the year ended December 31, 2022.

(c) Significant Accounting Policies

Interests in equity-accounted investees

An associate is an entity for which the Corporation has significant influence and thereby has the power to participate in the financial and operational decisions but does not control or jointly control the investee. Investments in associates are accounted for using the equity method of accounting and are recognized at cost and subsequently adjusted for the proportionate share of the investee's net assets. The Corporation's consolidated financial statements include its share of the investee's net earnings (loss) and other comprehensive income (loss) until the date that significant influence ceases.

5

NOTE 3. Revenue

(a)	Disaggregation of revenue

The following table includes a reconciliation of disaggregated revenue by reportable segment. Revenue has been disaggregated by primary geographical market and type of service provided.

Three Months Ended June 30, 2023	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$221,189	$3,607	$—	$(3)	$224,793
Canada	129,088	42,554	—	(1,494)	170,148
International	30,681	—	—	—	30,681
	$380,958	$46,161	$—	$(1,497)	$425,622

Day rate/hourly services	$372,652	$46,161	$—	$(223)	$418,590
Shortfall payments/idle but contracted	6,358	—	—	—	6,358
Turnkey drilling services	—	—	—	—	—
Other	1,948	—	—	(1,274)	674
	$380,958	$46,161	$—	$(1,497)	$425,622

Three Months Ended June 30, 2022	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$164,174	$4,299	$—	$(27)	$168,446
Canada	92,073	28,742	—	(1,297)	119,518
International	38,052	—	—	—	38,052
	$294,299	$33,041	$—	$(1,324)	$326,016

Day rate/hourly services	$280,010	$33,041	$—	$(233)	$312,818
Shortfall payments/idle but contracted	630	—	—	—	630
Turnkey drilling services	11,842	—	—	—	11,842
Other	1,817	—	—	(1,091)	726
	$294,299	$33,041	$—	$(1,324)	$326,016

Six Months Ended June 30, 2023	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$475,327	$7,684	$—	$(17)	$482,994
Canada	330,766	113,000	—	(3,472)	440,294
International	60,941	—	—	—	60,941
	$867,034	$120,684	$—	$(3,489)	$984,229

Day rate/hourly services	$846,317	$120,684	$—	$(237)	$966,764
Shortfall payments/idle but contracted	7,241	—	—	—	7,241
Turnkey drilling services	8,988	—	—	—	8,988
Other	4,488	—	—	(3,252)	1,236
	$867,034	$120,684	$—	$(3,489)	$984,229

6

Six Months Ended June 30, 2022	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$305,439	$8,337	$—	$(28)	$313,748
Canada	230,590	62,942	—	(2,340)	291,192
International	72,415	—	—	—	72,415
	$608,444	$71,279	$—	$(2,368)	$677,355

Day rate/hourly services	$578,060	$71,279	$—	$(426)	$648,913
Shortfall payments/idle but contracted	630	—	—	—	630
Turnkey drilling services	26,580	—	—	—	26,580
Other	3,174	—	—	(1,942)	1,232
	$608,444	$71,279	$—	$(2,368)	$677,355

(b)	Seasonality

Precision has operations that are carried on in Canada which represent approximately 45% (2022 – 43%) of consolidated revenue for the six months ended June 30, 2023 and 37% (2022 – 35%) of consolidated total assets as at June 30, 2023. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this “spring break-up” has a direct impact on Precision’s activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally Precision’s slowest time in this region.

NOTE 4. SEGMENTED INFORMATION

The Corporation has two reportable operating segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, oilfield equipment rental and camp and catering services. The Corporation provides services primarily in Canada, the United States and certain international locations.

Three Months Ended June 30, 2023	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$380,958	$46,161	$—	$(1,497)	$425,622
Earnings before income taxes, loss (gain) on investments and other assets, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	147,478	7,507	(12,892)	—	142,093
Depreciation and amortization	68,151	3,638	2,299	—	74,088
Gain on asset disposals	(3,706)	(148)	(18)	—	(3,872)
Total assets	2,449,323	161,403	121,968	—	2,732,694
Capital expenditures	41,375	2,442	897	—	44,714

7

Three Months Ended June 30, 2022	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$294,299	$33,041	$—	$(1,324)	$326,016
Earnings before income taxes, loss (gain) on investments and other assets, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	70,429	4,839	(11,169)	—	64,099
Depreciation and amortization	64,140	3,254	2,363	—	69,757
Gain on asset disposals	(10,581)	(219)	—	—	(10,800)
Total assets	2,446,080	124,838	133,768	—	2,704,686
Capital expenditures	37,821	1,558	57	—	39,436

Six Months Ended June 30, 2023	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$867,034	$120,684	$—	$(3,489)	$984,229
Earnings before income taxes, loss (gain) on investments and other assets, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	336,601	24,913	(16,202)	—	345,312
Depreciation and amortization	133,706	7,369	4,556	—	145,631
Gain on asset disposals	(12,286)	(714)	(148)	—	(13,148)
Total assets	2,449,323	161,403	121,968	—	2,732,694
Capital expenditures	90,199	4,225	1,085	—	95,509

Six Months Ended June 30, 2022	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$608,444	$71,279	$—	$(2,368)	$677,355
Earnings before income taxes, loss (gain) on investments and other assets, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	141,603	11,378	(52,027)	—	100,954
Depreciation and amortization	126,793	6,604	4,817	—	138,214
Gain on asset disposals	(12,463)	(1,389)	(62)	—	(13,914)
Total assets	2,446,080	124,838	133,768	—	2,704,686
Capital expenditures	73,049	2,558	231	—	75,838

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A reconciliation of total segment earnings before income taxes, loss (gain) on investments and other assets, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals, depreciation and amortization to net earnings (loss) is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Total segment earnings before income taxes, loss (gain) on investments and other assets, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	$142,093	$64,099	$345,312	$100,954
Deduct:
Depreciation and amortization	74,088	69,757	145,631	138,214
Gain on asset disposals	(3,872)	(10,800)	(13,148)	(13,914)
Foreign exchange	(774)	536	(1,257)	18
Finance charges	21,408	21,043	44,328	41,773
Gain on repurchase of unsecured senior notes	(100)	—	(100)	—
Loss (gain) on investments and other assets	5,658	4,346	9,888	(1,223)
Income taxes	18,785	3,828	37,240	4,541
Net earnings (loss)	$26,900	$(24,611)	$122,730	$(68,455)

NOTE 5. LONG-TERM DEBT

	U.S. Denominated Facilities				Canadian Facilities and Translated U.S. Facilities

		June 30,		December 31,	June 30,	December 31,
		2023		2022	2023	2022

Current Portion of Long-Term Debt
Canadian Real Estate Credit Facility	US$	—	US$	—	$1,333	$1,333
U.S. Real Estate Credit Facility		704		704	933	954
	US$	704	US$	704	$2,266	$2,287

Long-Term Debt
Senior Credit Facility	US$	—	US$	44,000	$—	$59,620
Canadian Real Estate Credit Facility		—		—	15,667	16,334
U.S. Real Estate Credit Facility		8,037		8,389	10,647	11,368
Unsecured Senior Notes:
7.125% senior notes due 2026		317,765		347,765	420,927	471,225
6.875% senior notes due 2029		400,000		400,000	529,860	542,004
	US$	725,802	US$	800,154	977,101	1,100,551
Less net unamortized debt issue costs and original issue discount					(12,998)	(14,581)
					$964,103	$1,085,970

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	Senior Credit Facility	Unsecured Senior Notes	Canadian Real Estate Credit Facility	U.S. Real Estate Credit Facility	Debt Issue Costs and Original Issue Discount	Total
Current	$—	$—	$1,333	$954	$—	$2,287
Long-term	59,620	1,013,229	16,334	11,368	(14,581)	1,085,970
December 31, 2022	59,620	1,013,229	17,667	12,322	(14,581)	1,088,257
Changes from financing cash flows:
Proceeds from Senior Credit Facility	139,049	—	—	—	—	139,049
Repayment of unsecured senior notes	—	(39,837)	—	—	—	(39,837)
Repayment of Senior Credit Facility	(198,042)	—	—	—	—	(198,042)
Repayment of Real Estate Credit Facility	—	—	(667)	(475)	—	(1,142)
	627	973,392	17,000	11,847	(14,581)	988,285
Gain on repurchase of unsecured senior notes	—	(100)	—	—	—	(100)
Amortization of debt issue costs	—	—	—	—	1,580	1,580
Foreign exchange adjustment	(627)	(22,505)	—	(267)	3	(23,396)
June 30, 2023	$—	$950,787	$17,000	$11,580	$(12,998)	$966,369

Current	$—	$—	$1,333	$933	$—	$2,266
Long-term	—	950,787	15,667	10,647	(12,998)	964,103
June 30, 2023	$—	$950,787	$17,000	$11,580	$(12,998)	$966,369

As at June 30, 2023, Precision was in compliance with the covenants of the Senior Credit Facility and Real Estate Credit Facilities.

NOTE 6. FINANCE CHARGES

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Interest:
Long-term debt	$19,660	$19,516	$40,873	$38,677
Lease obligations	909	666	1,771	1,325
Other	33	101	188	186
Income	(256)	(11)	(360)	(45)
Amortization of debt issue costs, loan commitment fees and original issue discount	1,062	771	1,856	1,630
Finance charges	$21,408	$21,043	$44,328	$41,773

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NOTE 7. SHARE-BASED COMPENSATION PLANS

Liability Classified Plans

	Restricted Share Units (a)	Performance Share Units (a)	Non- Management Directors’ DSUs (b)	Total
December 31, 2022	$38,190	$100,858	$12,297	$151,345
Expensed during period	882	(6,810)	(4,087)	(10,015)
Settlement in shares	(2,102)	(17,104)	(757)	(19,963)
Payments and redemptions	(26,413)	(47,486)	(385)	(74,284)
Foreign exchange	482	794	—	1,276
June 30, 2023	$11,039	$30,252	$7,068	$48,359

Current	$8,830	$22,046	$—	$30,876
Long-term	2,209	8,206	7,068	17,483
	$11,039	$30,252	$7,068	$48,359

(a) Restricted Share Units and Performance Share Units

A summary of the activity under the Restricted Share Unit (RSU) and the Performance Share Unit (PSU) plans are presented below:

	RSUs Outstanding	PSUs Outstanding
December 31, 2022	495,168	1,136,671
Granted	65,507	121,350
Redeemed	(265,456)	(434,615)
Forfeited	(7,913)	(10,403)
June 30, 2023	287,306	813,003

(b) Non-Management Directors – Deferred Share Units Plan

A summary of the activity under the non-management director Deferred Share Unit (DSU) plan is presented below:

DSUs Outstanding
December 31, 2022	118,774
Granted	9,364
Redeemed	(18,830)
June 30, 2023	109,308

During the second quarter of 2023, 18,830 DSUs were redeemed upon the retirement of a non-management director. Precision elected to settle the redemption of DSUs through a combination of cash and common shares.

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Equity Settled Plans

(c) Executive Restricted Share Units Plan

Precision granted Executive RSUs to certain senior executives with the intention of settling them in voting shares of the Corporation either issued from treasury or purchased in the open market. Granted units vest annually over a three-year term.

	Executive RSUs Outstanding	Weighted Average Fair Value
December 31, 2022	—	$—
Granted	46,740	96.90
June 30, 2023	46,740	$96.90

The per unit weighted average fair value of the Executive RSUs granted during 2023 was $96.90 estimated on the grant date using a Black-Scholes option pricing model with the following assumptions: average risk-free interest rate of 4%, average expected life of two years, expected forfeiture rate of 5% and expected volatility of 68%. Included in net earnings (loss) for the three and six months ended June 30, 2023 were expenses of $1 million (2022 – nil) and $1 million (2022 – nil) respectively.

(d) Option Plan

A summary of the activity under the option plan is presented below:

Canadian share options	Outstanding	Range of Exercise Price			Weighted Average Exercise Price	Exercisable
December 31, 2022 and June 30, 2023	23,055	$87.00	—	145.97	$113.01	23,055

U.S. share options	Outstanding	Range of Exercise Price (US$)			Weighted Average Exercise Price (US$)	Exercisable
December 31, 2022	141,748	$51.20	—	111.47	$84.84	141,748
Forfeited	(12,070)	64.20	—	100.40	74.62
June 30, 2023	129,678	$51.20	—	111.47	$85.79	129,678

(e) Non-Management Directors – Deferred Share Unit Plan

As at June 30, 2023, there were 1,470 (2022 – 1,470) deferred share units outstanding.

NOTE 8. SHAREHOLDERS’ CAPITAL

Common shares	Number	Amount
December 31, 2022	13,558,525	2,299,533
Settlement of PSUs and RSUs	230,336	19,206
Share repurchases	(193,616)	(12,951)
Redemption of non-management directors share units	12,494	757
June 30, 2023	13,607,739	2,306,545

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NOTE 9. PER SHARE AMOUNTS

The following tables reconcile net earnings (loss) and weighted average shares outstanding used in computing basic and diluted net earnings (loss) per share:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Net earnings (loss) - basic	$26,900	$(24,611)	$122,730	$(68,455)
Effect of share options and other equity compensation plans	(2,902)	—	(15,469)	—
Net earnings (loss) - diluted	$23,998	$(24,611)	$107,261	$(68,455)

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands)	2023	2022	2023	2022
Weighted average shares outstanding – basic	13,672	13,588	13,661	13,533
Effect of share options and other equity compensation plans	1,075	—	1,196	—
Weighted average shares outstanding – diluted	14,747	13,588	14,857	13,533

NOTE 10. FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying values of cash, accounts receivable, and accounts payable and accrued liabilities approximates their fair value due to the relatively short period to maturity of the instruments. At the end of each reporting period, investments and other assets are measured at their estimated fair value, with changes in fair value recognized in profit or loss. Amounts drawn on the Senior Credit Facility and the Canadian and U.S. Real Estate Credit Facilities are measured at amortized cost and approximate fair value as this indebtedness is subject to floating rates of interest. The fair value of the unsecured senior notes at June 30, 2023 was approximately $939 million (December 31, 2022 – $965 million).

Financial assets and liabilities recorded or disclosed at fair value in the consolidated statement of financial position are categorized based upon the level of judgement associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair value determination and are as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II—Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level III—Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The estimated fair value of unsecured senior notes is based on level II inputs. The fair value is estimated considering the risk-free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

NOTE 11. INVESTMENTS AND OTHER ASSETS

On April 6, 2023, Precision committed to a $5 million equity investment in CleanDesign Income Corp. (CleanDesign), a key supplier of Precision’s EverGreen™ Battery Energy Storage Systems (BESS). The investment provides Precision with access to BESS and power management technologies and is aligned with the Company’s overall emissions reduction strategy.

During the second quarter of 2023, Precision partially settled its $5 million commitment with a $2 million cash payment and converted $1 million of deposits held by CleanDesign. The remaining balance of $2 million was subsequently paid during the third quarter of 2023. Precision received common shares and warrants to acquire additional common shares. The investment in CleanDesign has been accounted for as an equity investment.

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SHAREHOLDER INFORMATION

STOCK EXCHANGE LISTINGS

Shares of Precision Drilling Corporation are listed on the Toronto Stock Exchange under the trading symbol PD and on the New York Stock Exchange under the trading symbol PDS.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada

Calgary, Alberta

TRANSFER POINT

Computershare Trust Company NA

Canton, Massachusetts

Q2 2023 TRADING PROFILE

Toronto (TSX: PD)

High: $76.18

Low: $56.42

Close: $64.67

Volume Traded: 5,066,279

New York (NYSE: PDS)

High: US$56.68

Low: US$41.56

Close: US$48.75

Volume Traded: 3,543,500

ACCOUNT QUESTIONS

Precision’s Transfer Agent can help you with a variety of shareholder related services, including:

• change of address

• lost unit certificates

• transfer of shares to another person

• estate settlement

Computershare Trust Company of Canada

100 University Avenue

9th Floor, North Tower

Toronto, Ontario M5J 2Y1

Canada

1-800-564-6253 (toll free in Canada and the United States)

1-514-982-7555 (international direct dialing)

Email: service@computershare.com

ONLINE INFORMATION

To receive news releases by email, or to view this interim report online, please visit Precision’s website at www.precisiondrilling.com and refer to the Investor Relations section. Additional information relating to Precision, including the Annual Information Form, Annual Report and Management Information Circular has been filed with SEDAR and is available at www.sedar.com and on the EDGAR website www.sec.gov

CORPORATE INFORMATION

DIRECTORS

Michael R. Culbert

William T. Donovan

Steven W. Krablin

Susan M. MacKenzie

Lori A. Lancaster

Kevin O. Meyers

Kevin A. Neveu

David W. Williams

OFFICERS

Kevin A. Neveu

President and Chief Executive Officer

Veronica H. Foley

Chief Legal & Compliance Officer

Carey T. Ford

Chief Financial Officer

Shuja U. Goraya

Chief Technology Officer

Darren J. Ruhr

Chief Administrative Officer

Gene C. Stahl

President, North American Drilling

AUDITORS

KPMG LLP

Calgary, Alberta

HEAD OFFICE

Suite 800, 525 8th Avenue SW

Calgary, Alberta, T2P 1G1

Canada

Telephone: 403-716-4500

Facsimile: 403-264-0251

Email: info@precisiondrilling.com

www.precisiondrilling.com

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